Exhibit 99.1

The following financial information is extracted from our unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2009 prepared in accordance with International Financial Reporting Standards (“IFRSs”). It does not include all the information and disclosures required by IFRSs and should be read in conjunction with the annual consolidated financial statements of Man Sang Holdings Inc. for the year ended March 31, 2009 prepared in accordance with IFRSs and the aforesaid unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2009, which are annexed to the proxy statement to be filed as an exhibit to our Current Report on Form 6-K with the Securities and Exchange Commission on the date hereof.

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the nine months ended December 31, 2009 and 2008

	2009 HK$’000 (unaudited)			2008 HK$’000 (unaudited)
Revenue		254,244		296,388
Cost of sales		(144,241)		(174,359)

Gross profit		110,003		122,029
Other income and gains, net		16,652		13,978
Selling and distribution costs		(11,817)		(17,065)
Administrative expenses		(71,430)		(69,999)
Other operating expenses		(51,501)		(17,853)
Net unrealised loss on financial assets at fair value through profit or loss		(1,438)		(5,836)
Fair value loss on investment properties		—		(115,083)
Finance costs		(945)		—
Share of profit of an associate		56		7

Loss before tax		(10,420)		(89,822)
Tax		(7,428)		24,611

Loss for the period		(17,848)		(65,211)

Attributable to:
Shareholders of the Company		519		(14,187)
Minority interests		(18,367)		(51,024)

		(17,848)		(65,211)

Earnings/(Loss) per share attributable to shareholders of the Company
— Basic	HK$	0.08	HK$	(2.19)

— Diluted	HK$	0.07		N/A

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME For the nine months ended December 31, 2009 and 2008
	2009 HK$’000 (unaudited)			2008 HK$’000 (unaudited)
Loss for the period		(17,848)		(65,211)
Other comprehensive (loss)/income:
Exchange difference on translation of foreign operations		(133)		17,894
Change in deferred tax liability of property revaluation arising from tax rate change		—		(238)

Other comprehensive (loss)/income for the period, net of tax		(133)		17,656

Total comprehensive loss for the period, net of tax		(17,981)		(47,555)

Attributable to:
Shareholders of the Company		463		(9,850)
Minority interests		(18,444)		(37,705)

		(17,981)		(47,555)

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

December 31, 2009 and March 31, 2009

	December 31, 2009 HK$’000 (unaudited)	March 31, 2009 HK$’000 (unaudited)
Non-current assets
Property, plant and equipment	39,158	40,158
Investment properties	801,487	845,384
Prepaid land lease payments	27,240	27,776
Properties under development	—	201,328
Investment properties under construction	201,801	—
Interest in an associate	108	52
Deferred tax assets	1,029	—

Total non-current assets	1,070,823	1,114,698

Current assets
Inventories	53,214	41,942
Properties under development	55,851	—
Completed properties held for sale	115,515	179,619
Trade and other receivables	216,096	222,896
Financial assets at fair value through profit or loss	47,261	18,619
Tax receivable	3,446	3,937
Restricted cash	17,000	17,000
Cash and cash equivalents	561,916	493,146

Total current assets	1,070,299	977,159

Current liabilities
Trade and other payables	511,471	445,056
Dividend payable	21,924	—
Income taxes payable	83,826	68,507
Interest-bearing bank loans	158,197	90,400

Total current liabilities	775,418	603,963

Net current assets	294,881	373,196

Total assets less current liabilities	1,365,704	1,487,894

Non-current liabilities
Interest-bearing bank loans	22,600	101,700
Deferred tax liabilities	95,769	103,592

Total Non-current liabilities	118,369	205,292

Net assets	1,247,335	1,282,602

Equity
Equity attributable to shareholders of the Company
Issued capital	50	50
Reserves	471,980	469,723

	472,030	469,773
Minority interests	775,305	812,829

Total equity	1,247,335	1,282,602

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